Exhibit 99.7

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 4000, Commerce Court West Toronto ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653

December 4, 2014	Reference: 75681/26

VIA SEDAR

Ontario Securities Commission, as principal regulator

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Re:	Algonquin Power & Utilities Corp.
Re:	Prospectus Supplement to Short Form Base Shelf Prospectus

Dear Sirs / Mesdames:

We refer to the prospectus supplement dated December 4, 2014 (the “Supplement”) to a short form base shelf prospectus of Algonquin Power & Utilities Corp. dated February 18, 2014, relating to an offering of common shares.

We hereby consent to the reference to our name on the face page and under the heading “Interests of Experts” and to our name and opinion under the heading “Eligibility for Investment” in the Supplement.

We confirm that we have read the Supplement and that we have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained in the Supplement that are derived from our opinion referred to above or that are within our knowledge as a result of services we performed in connection with the preparation of such opinion.

Yours very truly,

“Blake, Cassels & Graydon LLP”

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